Filed by LW EV Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Harley Davidson, Inc.

AEA-Bridges Impact Corp.

Commission File No. 001-09183

AEA-Bridges Yahoo! Finance Transcript 12.14.21

Alexis Cristoforous, Yahoo! Finance: Harley-Davidson’s electric vehicle division announced it will go public in a SPAC deal valued at $1.7 billion. Yahoo! Finance’s Brian Sozzi here now with the motorcycle giant’s CEO, Jochen Zeitz.

Brian Sozzi, Yahoo! Finance: Thanks so much, Alexis. Jochen, good to see you here. Really big news out of Harley-Davidson this week. Take us through this deal and why is now the right time to do it?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, thanks, Brian for having me first of all. We have a fantastic product. LiveWire is by far the best electric motorcycle out there and that’s not just me saying it, it’s those who have ridden it, who have tested it. It’s an extraordinary product, so we have what it takes. We have a great brand. LiveWire used to be the model called LiveWire, but as a brand, I felt, as a standalone brand it really would have the opportunity to shine and lead the electrification of the sport with a more urban customer in mind. So we have a brand, we set it up as a division and we felt the logical step would be to take it public, and doing so through a SPAC because it allows us to form some partnerships. We have KYMCO, an Asia-based powersports company, we have ABIC as our SPAC partner and combined with the support of Harley-Davidson, it’s a logical thing to do. It’ll give the focus, the energy, and the agility to really lead in the electrification of the sport while Harley-Davidson focuses on all the other elements of the Hardwire, in addition to thinking about electrifying Harley-Davidson products long-term, but bearing in mind that the technology is not quite there to really think about electrification of the core segments of Harley. So really focusing on the separate brand through a public company is the right thing to do from our point of view.

Brian Sozzi, Yahoo! Finance: And Jochen, you are in such a unique position because you were on the Harley Board for some time, you joined that Board in 2007, taking over as CEO smack in the middle of the pandemic last year. Take us through some of the challenges of developing electric motorcycles?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Yeah, the thing about challenge, it’s really the battery technology that needs to deliver something in a motorcycle where you have very little space to operate. In a car, you have a lot of space because you don’t have an engine anymore, but in a motorcycle, you have little space to put a battery into that needs to deliver the range and needs to give you the ability to recharge at a very short period of time. So that in itself is a big challenge. So getting this battery to perform as a powertrain in big bikes, you know, is something that’s still evolving and developing. We have an extraordinary product, definitely leading the electrification of the sport, but really focusing on advancing the technology in terms of battery density, in terms of speed and range, is the biggest challenge that we have. And we have made the battery an integral part of the bike, in fact we don’t have a frame, the battery is part of it. And then from a safety aspect, you have to bear in mind that, in a collision, God forbid that ever happens, we don’t want the battery to become a safety hazard. So it must go up in flames, and obviously the battery is exposed. So there’s lots of things to consider in a motorcycle that you don’t necessarily have to consider as much in a car, and that’s what makes it a lot harder.

Brian Sozzi, Yahoo! Finance: And Jochen, do you see the day where Harley-Davidson, your entire fleet, is electric powered? Or eventually, let’s say over the next decade, you’re still going to have a mix of gas-powered bikes and also electric-powered bikes?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well you mentioned earlier that this has been a long journey. I’ve been on the Board now for 10 years and I was very adamant early on that we needed to electrify and look into electric. Every company that has been around as long as Harley-Davidson for 118 years needs to look into the future and continue to innovate. And we decided back then that the company really needed to invest into electric. With this spinoff of LiveWire, we’re given the money and the ability to operate very quickly, and through the launch of LiveWire that will really lead the electrification of two wheels, we have the ability to bring the technology back into Harley down the road when it is ready to do so. I’m not going to give you a prediction now. We are thinking for the long run, I think there are alternative technologies that we are certainly evaluating and looking into. We want to make sure our core customers, our riders can continue to enjoy the ride with Harley-Davidson, the long-term future, and that’s why we have to look at all options available.

Brian Sozzi, Yahoo! Finance: And as part of this deal, Jochen, KYMCO, a Taiwanese-based motorcycle and scooter maker, they’re involved with this deal as well. What exactly will they be producing?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, they have great ability because they are already in the electric space as well. And that expertise we’ll bring into collaborate in some platforms that we are considering developing together. So joint development is an opportunity. The more you can generate economies of scale through platform sharing, the better, and I think that’s like something you’ve seen in the OEM space, in the auto space in the past. And considering the volume that is relatively smaller in the motorcycle space, it makes sense to have these strategic partnerships to share best practices, to share knowledge, to jointly develop things, and that’s exactly what we’re going to do with KYMCO in the future.

Brian Sozzi, Yahoo! Finance: And you’ve been moving very aggressively, Jochen, just to reshape this brand since you took over as CEO. Who is the Harley-Davidson of today? In terms of what you’re focusing on inside the company, who is Harley-Davidson today and who is the core customer?

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, there are many different customers, right? You have the traditional core customers that love our adventure touring bikes, that love to go on big tours, long tours with our big bikes. But it has been a bit of cliché to just say that this is it, right? Harley-Davidson is much more diverse as a company, as a brand. We’ve expanded into new product segments, we’ve launched our Pan America foray for adventure touring. We’ve become a market leader overnight in America, and we are growing market share internationally. That is a new customer for us, but of course there are some existing core customers of Harley that go off road with us as well, there are many new customers as well. So we’re expanding our consumer base as we speak, we’re investing into new categories. We actually think that in the COVID crisis, there is a desire for people to be in the outdoors that go ride. We see a boom in our riding academy, people are getting licensed to go out and ride, and we think that is a big opportunity. So the crisis has really turned into an opportunity for us to bring in new riders into the sport, to energize existing riders, and expand well beyond the traditional core customer group.

Brian Sozzi, Yahoo! Finance: And Jochen, I was on your earnings call a couple weeks ago, and I was surprised by how many used bikes you’re now selling on this HD1 marketplace. How big is this business for you right now? It seems like a real opportunity for Harley going forward.

Jochen Zeitz, Chairman, President and CEO of Harley-Davidson: Well, yes because you know, Harley is a lifestyle, it’s about the experience. We’re a brand that really is embedded in motor culture. But that goes well beyond just riding a motorcycle, you’re buying into a lifestyle. It’s adventure, it’s freedom, it’s everything you want to get when you go out and ride. And customers that ride or buy a used Harley-Davidson are still Harley customers. We want to make sure that we’re there for them. We don’t want to give their business to somebody else. We want to make sure that we are, every time a Harley customer engages with us and with our products, it’s us who are controlling the narrative. And that’s why we decided this year to get into the used marketplace. Again, overnight we became the number one. We have now hundreds of thousands of bikes on the used platform, and our transactions being made. We have a huge amount of the business that is happening in the used marketplace is happening together on our marketplace and our dealers on site. And we want to make sure that in the future, when you’re looking for a used Harley-Davidson as much as a new Harley-Davidson, you come to HD.com and you come to our dealers, and we’ll give you a great omnichannel experience. That’s very important. Digital and physical experience for our customers because they inform themselves in our dealerships, with our partners, but also when you go online and search, and you might just think about going riding sometime in the future or getting a license. We want to be there and we want to create and deliver a unique experience for those who are interested in our brand.

Brian Sozzi, Yahoo! Finance: Well certainly good to see you, what you’re working on there. Congrats on the transaction. We’ll talk to you in the New Year. Harley Davidson Chairman and CEO, Jochen Zeitz, we’ll talk to you soon.

Forward-Looking Statements Legend

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning Harley-Davidson, Inc. (“H-D”)’s, LiveWire EV, LLC (“LiveWire”)’s or AEA-Bridges Impact Corp. (“ABIC”)’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on H-D’s, LiveWire’s or ABIC’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside H-D’s, LiveWire’s or ABIC’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against H-D, LiveWire, ABIC or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ABIC, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions or the backstop facility contemplated by the Business Combination Agreement and related agreements, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of LiveWire or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of LiveWire to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (including, without limitation, accounting considerations) which could result in the need for ABIC to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of ABIC’s securities and the attractiveness of the Business Combination to investors; (k) the possibility that H-D, LiveWire and ABIC may be adversely affected by other economic, business, and/or competitive factors; (l) H-D’s ability to execute its business plans and strategies, including The Hardwire; (m) LiveWire’s estimates of expenses and profitability and (n) other risks and uncertainties indicated from time to time in the final prospectus of ABIC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by H-D, LW EV Holdings, Inc. (“HoldCo”) or ABIC. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and H-D, LiveWire, HoldCo and ABIC assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither H-D, LiveWire, HoldCo nor ABIC gives any assurance that either LiveWire or ABIC will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination between LiveWire EV, LLC (“LiveWire”) and AEA-Bridges Impact Corp. (“ABIC”) (the “Business Combination”), LW EV Holdings, Inc. (“HoldCo”) and ABIC intend to file a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) as co- registrants that includes a preliminary proxy statement/prospectus of ABIC and a preliminary prospectus of HoldCo, and after the Registration Statement is declared effective, ABIC will mail a definitive proxy statement/prospectus relating to the Business Combination to ABIC’s shareholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of ABIC’s shareholders to be held to approve the Business Combination (and related matters). This Current Report on Form 8-K does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Harley-Davidson, Inc. (“H-D”), HoldCo and ABIC may also file other documents with the SEC regarding the Business Combination. ABIC shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about H-D, LiveWire, HoldCo, ABIC and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to ABIC shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by ABIC through the website maintained by the SEC at www.sec.gov, or by directing a request to AEA-Bridges Impact Corp., PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman KY1-1102 Cayman Islands.

Participants in Solicitation

H-D, LiveWire, ABIC and their respective directors and officers may be deemed participants in the solicitation of proxies of ABIC shareholders in connection with the Business Combination. ABIC shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ABIC. A description of their interests in ABIC is contained in ABIC’s final prospectus related to its initial public offering, dated October 1, 2021 and in ABIC’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ABIC shareholders in connection with the Business Combination and other matters to be voted upon at the ABIC shareholder meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that ABIC and HoldCo intend to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.